August 18, 2010

Ms. Kathryn McHale
Attorney-Adviser
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           First Citizens Bancshares, Inc. (the "Company")
                            Form 10-K for Fiscal Year Ended December 31, 2009
                            Form 8-K filed May 18, 2010
                            File No. 000-11709

Dear Ms. McHale:

Set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated August 4, 2010 with respect to the above-referenced filings.

For your convenience, the text of the Staff's comment is set forth in italics below, followed in each case by our response.

1.    Non-performing assets, page 19.

 We note your discussion of your appraisal policies related to your foreclosed loans on page 20.  Regarding your valuation of collateral dependent impaired loans, please tell us and revise your future filings to disclose the following:

  Your policy for valuing collateral dependent loans

  How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

  Quantify your collateral dependent loans;

  The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

  How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or retain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extensions, changes to interest rates, etc.).

Response:  We do not have a separate policy for valuing collateral dependent loans.  The majority of our impaired loans are considered to be collateral-dependent and are measured using the fair value of collateral method.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

In response to the Staff's comment, in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2010 (the "2011 Form 10-K"), we will undertake to provide disclosure substantially similar to the following:

Credit risk management procedures include assessment of loan quality through use of an internal loan rating system.  Each loan is assigned a rating upon origination and the rating may be revised over the life of the loan as circumstances warrant.  The rating system utilizes eight major classification types based on risk of loss with Grade 1 being the lowest level of risk and Grade 8 being the highest level of risk.  Loans rated Grade 5 or higher are considered internally criticized. An internally criticized loan has certain characteristics or circumstances that warrant additional credit quality monitoring.

Credit risk management practices also include a loan review function that is independent of the lending process itself.  Results of loan review are reported to the Bank's Board of Directors and serve to validate the Bank's internal loan rating process.  Results of loan review, as well as current portfolio mix by rating, are incorporated into the process for quarterly evaluations of the allowance for loan losses and impaired loans.

Examples of factors taken into consideration during assessment of loan quality for rating purposes, for independent loan review and for evaluation of the adequacy of the allowance for loan losses include, but are not limited to, the following:

  Economic conditions;

  Management experience and depth;

  Credit history;

  Business conditions;

  Sources of repayment;

  Debt service coverage ratios;

  Financial condition of borrower(s) and/or guarantor(s);

  Deposit relationship;

  Payment history;

  Collateral values; and

  Adherence to loan policy and adherence to loan documentation requirements.

Internally criticized loans with a balance greater than $50,000 are reviewed on an individual basis for impairment as part of the quarterly evaluation of the adequacy of the allowance for loan losses.  Loan impairment of internally criticized loans, if any, is measured using either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The majority of the Company's impaired loans is secured by real estate and considered collateral-dependent. Therefore, impairment losses are primarily based on the fair value of the underlying collateral (usually real estate).  Specific allocations to the allowance for loan losses are made for loans found to be collateral- or cash flow-deficient.  All loans less than $50,000 are evaluated collectively for impairment.

Specific allocations on impaired loans are typically the difference between the book value or cost of the loan and the estimated fair market value of the collateral, less costs to sell.  An additional provision for loan losses necessary for specific allocations on impaired loans is typically made in the quarter that the loan becomes internally criticized or rated Grade 5 or higher.  For loans with a balance between $50,000 and $250,000, impairment is determined based on an internal assessment.  At the time a loan with a balance of $250,000 or greater becomes rated Grade 5 or higher, an updated independent third party appraisal is ordered. If an appraisal for a property securing a loan greater than $250,000 is not received prior to the evaluation date, management estimates the specific allocation for that quarter in a manner similar to that used for loans less than $250,000 and makes adjustments if necessary in the subsequent quarter when the independent third party appraisal is received.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

Impaired loans are primarily collateral-dependent and totaled $10.0 million as of December 31, 2009 and $12.2 million as of December 31, 2008.

Charge off of impaired loans with specific allocations generally occurs at the time of foreclosure, typically when the loan is 60-120 days past due. On occasion, however, a loan is considered collateral-dependent and impaired but is not past due.  In this case, a partial charge-off is made at the time the updated appraisal is received to adjust the loan to fair value of the collateral, less cost to sell. Partially charged-off loans continue to be reported as impaired.  These loans are also reported in non-performing loan totals if such loans fit criteria for non-performing as discussed below.

Non-performing loans consist of non-accrual loans, loans 90 days past due and still accruing interest and restructured loans. Categorization of a loan as non-performing is not in itself a reliable indicator of impairment.  A loan may be deemed impaired prior to becoming 90 days past due, restructured or put on non-accrual status.  The Bank's policy is to not accrue interest or discount on (i) any asset which is maintained on a cash basis because of deterioration in the financial position of the borrower, (ii) any asset for which payment in full of interest or principal is not expected or (iii) any asset upon which principal or interest has been in default for a period of 90 days or more unless it is both well-secured and in the process of collection. For purposes of applying the 90 days past due test for non-accrual of interest discussed above, the date on which an asset reaches non-accrual status is determined by its contractual term. A debt is well-secured if it is secured by collateral in the form of liens or pledges of real or personal property, including securities that have a realizable value sufficient to discharge the debt (including accrued interest) in full, considered to be proceeding in due course either through legal action, including judgment enforcement procedures or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status. Loans that represent probable losses are recognized as impaired and adequately reserved for in the allowance for loan losses. Valuation of non-performing loans are subject to the same process described above for internally criticized loans in regards to obtaining new appraisals and timing of specific allocations and subsequent charge-off. There have been no significant time lapses in the years ended December 31, 2009 or 2008 between the identification and recognition of impairment and subsequent charge-off of non-performing or impaired loans.

2.       Summary of Significant Accounting Policies, page 35.

Please tell us and revise future filings to include how you account for securities sold under agreements to repurchase.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Form 10-K, we will undertake to provide disclosure substantially similar to the following:

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions, represent the purchase of interests in securities by banking customers and are recorded at the amount of cash received in connection with the transaction. Daily repurchase agreements are settled on the following business day and fixed repurchase agreements have various fixed terms. All securities sold under agreements to repurchase are collateralized by certain pledged securities, generally U.S. government and federal agency securities, and are held in safekeeping by the purchasing financial institution. These transactions are not deposits and, therefore, are not covered by FDIC insurance. Securities sold under agreements to repurchase are reported separately on the Company's consolidated balance sheets and interest expense related to these transactions is reported on the Company's consolidated statements of income under the line item entitled "Other Interest Expense."

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

3.       Investment Securities, page 38.

We noted on page 23 that you adopted FSP FAS 115-2 during 2009.  Please revise future filings to include the required assertions regarding your other than temporary impairment policy and remove the "intent and ability to hold" assertion.  If true, please confirm these assertions in your response letter to address December 31, 2009 and March 31, 2010.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Form 10-K, we will undertake to provide disclosure substantially similar to the following and confirm these assertions as of December 31, 2009 and March 31, 2010:

The Company reviewed investment securities that were in unrealized loss positions in accordance with its accounting policy for other-than-temporary impairment and did not record any other-than-temporary impairment for such securities unless otherwise noted.  The Company did not intend to sell any such securities in unrealized loss position and it was more likely than not that the Company would not be required to sell the securities prior to recovery of costs.

4.       Investment Securities, page 38.

Please tell us and revise future filings to update your discussion around the valuation of your four trust preferred securities to quantify the amount of excess subordination remaining for each security.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Form 10-K, we will undertake to provide disclosure substantially similar to the following:

The Company owns three series of pooled trust preferred securities and one corporate debt security. Other-than-temporary impairment for the corporate debt security was determined based on management's review of the financial condition of the issuer including current capital levels. The following table provides additional information regarding the Company's three investments in pooled trust preferred securities as of December 31, 2009:

Description	Class	Actual Over Collateral Ratio(1)	Required Over Collateral Ratio(2)	Actual Over (Under)
Pretsl I	Mezzanine	89.4%	103.0%	-13.6%
Pretsl X	B-2	60.0%	N/A(3)	N/A
I-Prestsl IV	B-1	110.2%	106.0%	4.2%

_________________

(1)     The Over Collateral ("OC") Ratio reflects the ratio of performing collateral to a given class of notes and is calculated by dividing the performing collateral by the sum of the current balance of a given class of notes plus  all senior classes.

(2)     The Required OC Ratio for a particular class of bonds reflects the required overcollateralization ratio such that cash distributions may be made to lower classes of bonds.  If the OC Ratio is less than the Required OC ratio, cash is diverted from the lower classes of bonds to the senior bond classes.

(3)     The Required OC Ratio is not applicable in this case, as interest on Pretsl X for B-2 class is capitalized to the bond or pay-in-kind ("PIK"). The Company does not recognize PIK interest for book purposes and has this bond on non-accrual status.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

5.       Note 5-Allowance for Loan Losses, page 40.

Please revise future filings to include the Allowance for Loan Loss allocation table required by Guide 3.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Form 10-K, we will undertake to include the Allowance for Loan Loss allocation table required by Industry Guide 3.

6.       Audit Committee, page 6 of Definitive Proxy Statement on Schedule 14A.

Please explain why you do not have an audit committee financial expert.  Confirm that you will revise future filings accordingly.  Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Response:  In response to the Staff's comment, in future filings, beginning with our definitive proxy statement on Schedule 14A for the Company's 2011 annual meeting of shareholders (the "2011 Proxy Statement"), we will undertake to provide disclosure substantially similar to the following:

We currently do not have an "audit committee financial expert," as defined by Item 407(d)(5)(i)(C) of Regulation S-K. Because of our size and limited resources, we have not been able to attract directors who qualify as an audit committee financial expert, but have focused on identifying directors who have overall characteristics that are beneficial to our board of directors as a whole. In the future, we hope to attract an independent  director who qualifies as an audit committee financial expert.

7.       Item 11, Executive Compensation, page 50 General.

Based on the disclosure in your definitive proxy statement regarding annual incentive pay, it appears that you should have included a Grants of Plan-Based Awards table in your filing.  Please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly.  Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Proxy Statement, we will undertake to provide disclosure substantially similar to the following:

Grants of Plan-Based Awards

The following table sets forth certain information regarding incentive plan awards granted to the Named Executive Officers during 2009:

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
	Threshold	Target	Maximum
Jeffrey D. Agee(1)	$51,500	$103,000	--
Laura Beth Butler(2)	--	40,000	--
Katie S. Winchester	--	--	--
Judy Long(1)	41,200	82,400	--
Christian E. Heckler(2)	--	29,500	--

__________________

(1)     The incentive plans for Mr. Agee and Ms. Long do not specify a maximum payout amount.

(2)     The incentive plans for Ms. Butler and Mr. Heckler do not specify minimum or maximum payout amounts.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

8.       Item 11, Executive Compensation, page 8 of Definitive Proxy Statement on Schedule 14A

Based on the disclosure in this section, it appears the company benchmarks certain elements of compensation to its peers.  Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  In addition, please describe how the compensation committee used comparative information in determining compensation or compensation ranges for each of the compensation components.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Response:  In determining the aggregate amount of base salary and cash incentive bonus for each of the Named Executive Officers, the Compensation Committee considered the aggregate amount of base salary and cash incentive bonus levels for chief executive officer, chief financial officer and other similarly-situated executive officer positions at peer financial institutions as published in annual compensation and benefits surveys conducted by the Tennessee Bankers Association, the American Bankers Association and The Delves Group, a consulting firm that designs, conducts and administers compensation surveys to banking and financial services companies and provides data on salaries, cash incentives, equity incentives benefits and perquisites for positions from teller to chief executive officer. The Compensation Committee used selected peer group data from these surveys that it believes most closely match the characteristics of the Company.

The Tennessee Bankers Association survey provided compensation data for approximately 100 banks headquartered in Tennessee. This survey listed the names of all of the participant banks, but it did not identify which banks comprise each peer group.  The Compensation Committee used data from Peer Group IV that consisted of 15 banks that have total assets ranging from $500 million to $1 billion, with an average asset size of $700.6 million. In its analysis, the Compensation Committee considered salary ranges between the median and 75th percentile and the average cash bonus for Peer Group IV.

The American Bankers Association survey provided compensation data on approximately 400 banks located across the United States. This survey did not list the names of all of the participant banks, but it did provide a breakdown of participants by asset size. The Compensation Committee used data from a peer category consisting of 35 banks with total assets ranging from $700 million to $1 billion. In its analysis, the Compensation Committee considered the average salary and bonus range, as the banks were located in various regions of the country.

The Delves Group survey provided compensation data for approximately 100 banks located across the United States. This survey did not list the names of all of the participant banks, but it did provide a breakdown of participants by asset size. The Compensation Committee used data from a peer group category consisting of 28 banks with an asset size of $500 million to $1 billion. In its analysis, the Compensation Committee considered the median salary and bonus range, as the banks were located in various regions of the country.

The Compensation Committee used the average of the four survey data points described above of the aggregate of base salary plus incentive bonus for similarly situated executives as the benchmark to determine if the aggregate of base salary plus incentive bonus for each Named Executive Officer was competitive and appropriate to retain and reward the executive. The Compensation Committee followed this process to evaluate the base salary and incentive bonus for each of the Named Executive Officers, except with respect to Ms. Winchester, whose compensation was based solely on the terms of her employment agreement, as described in the section of the Company's definitive proxy statement filed on March 15, 2010 (the "2010 Proxy Statement") entitled "Executive Compensation - Summary Compensation Table - Employment Agreements." As a result of this analysis, the Compensation Committee determined that the aggregate base salary and incentive bonus for each of the Named Executive Officers was less than 110% of  the comparable benchmark compensation.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

9.       Incentive Compensation Plan, page 8 of Definitive Proxy Statement on Schedule 14A.

We note the disclosure on page 8 and 9 of your definitive proxy statement indicating that disclosure of certain performance targets would result in material competitive harm to the company.  Please provide us with your competitive harm analysis with respect to each performance target omitted from disclosure.  Refer to Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04 for guidance.

Response:  As disclosed on pages 8-9 of the 2010 Proxy Statement, components of individual incentive plans are contingent upon attainment of performance metrics that measure achievement of specific strategic objectives and promote strong overall risk management practices.  Incentive plan components for Mr. Agee and Ms. Long consist of equally weighted components related to employees, customers, growth, shareholder return and regulatory ratings. Incentive plan components for Ms. Butler consist of equally weighted components related to return on equity, total shareholder return, dividend yield, audits and regulatory ratings.  Incentive plan components for Mr. Heckler are weighted as disclosed in the 2010 Proxy Statement and consist of loan volume and yield goals, deposit volume goals, profitability, customers and employees.

Each of these components relate directly to objectives set forth in our strategic plan, the details of which have not historically been disclosed. Targets used for these purposes incorporate "stretch" objectives, specific portions of the strategic plan that constitute confidential and sensitive information and adjustments not used in GAAP-based financial reports, making the disclosure of these targets potentially confusing to investors, given that we do not provide forward-looking earnings guidance.  In addition to potential market confusion, disclosure of incentive targets could also result in significant competitive harm through the disclosure of sensitive commercial information, such as employee turnover rates and results and trends from customer surveys. Measures of certain performance metrics such as return on equity, total shareholder return and dividend yield are provided in appropriate sections of the Company's Form 10-K.  Providing our internal targets for these measures as well as internal growth goals for metrics outlined in Mr. Heckler's incentive plan would reveal our strategic plan to our competitors. The Company faces fierce competition from other financial institutions and other less regulated financial services companies.  Insight by these competitors to the level of success in meeting our strategic plan objectives may give our competitors insight into any area of perceived weakness and allow them to develop future strategies to exploit such weaknesses.

Regulatory risk ratings are a key component of the incentive plans for Mr. Agee, Ms. Long and Ms. Butler.  This component is based on established goals for the Bank's CAMELS ratings received from applicable bank regulatory agencies during the regularly scheduled examination of the Bank. These ratings reflects risk categories of capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk. The CAMELS ratings were selected as a component to balance other performance metrics in the incentive plans, such as growth and return on equity. The CAMELS ratings are a consistently available independent third-party evaluation of Bank-wide risk.  The specific performance criteria for this component have not been disclosed because the Bank's CAMELS ratings are highly confidential and bank regulators prohibit the disclosure of such ratings. Further, the disclosure of CAMELS ratings goals could enable the public to deduce our ratings, which would be similarly problematic. The CAMELS ratings goal set for the 2009 incentive plans was extremely challenging in light of the prevailing economic environment and the related impact to our financial condition and results of operations. The incentive plans for Mr. Agee, Ms. Long and Ms. Butler consist of five equally weighted components. Therefore, if performance targets and metrics of the other components are disclosed in detail, our ratings could be deduced as well as whether or not we met our internal target ratings based on the ultimate payout under the incentive plans.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

10.    Incentive Compensation Plan, page 8 of Definitive Proxy Statement on Schedule 14A.

We note your disclosure in this section that you believe the design of your compensation plan mitigates incentives to take risks that may have a material adverse effect on the company; however, it appears that your incentive compensation plan relies on short-term goals and cash bonuses.  Please tell us and revise future filings to disclose what elements of your compensation plan align management's interests with shareholders and create long-term shareholder value.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Proxy Statement, we will undertake to provide disclosure substantially similar to the following:

The incentive plans for our executives and other employees are designed to promote efficient and effective individual job performance, provide accountability for specific job responsibilities and are directly aligned with our strategic plan to promote achievement of specific strategic initiatives and objectives.  Efficient and effective job performance and achievement of key objectives of our strategic plan is in the interest of shareholders and creates long-term shareholder value. The strategic plan is divided into four major areas - employees, shareholders, customers and risk management. The various components of each incentive plan relate to these areas and each plan has various components that balance risk and reward.  Furthermore, executives and other employees are shareholders of the Company through ownership in individual shares and/or ownership through participation in our Employee Stock Ownership Plan. Ownership in the Company provides an incentive for executives and other employees to pursue actions that drive long-term shareholder value rather than just pursuing short-term goals that may expose us to material risk.

Incentive plans for Mr. Agee and Ms. Long have five equally weighted performance metrics consisting of (1) employees, (2) customers, (3) growth and innovation, (4) shareholder return and (5) regulatory ratings.  The employee performance metric relates to maintaining strong employee retention rates and strong favorable corporate culture survey results.  Low employee turnover rates and positive corporate culture help foster success with customers and shareholder return, both long-term and short-term. The customer performance metric relates to strategic objectives to provide an exceptional level of customer service, as measured by customer retention and customer surveys. Incentivizing strong customer service levels helps create long-term shareholder value by establishing a strong base of profitable customers, which is measured by their satisfaction with our products and services. The growth and innovation performance metric measures growth in assets, market share and number of referrals. Strong performance in these areas helps create both short-term and long-term value for the Company and shareholders. The other four factors in the growth and innovation performance metric are designed to incent quality growth that is in the best interest of the Company and its shareholders. Growth without regard to quality is not fully rewarded, as it would likely result in lower ratings or the failure to achieve goals in the other performance metrics of the incentive plan. For example, if loan growth was pursued without regard to quality, then target regulatory ratings and shareholder return goals would likely not be met in the future.  The shareholder return performance metric measures dividend yield, return on equity and total shareholder return against peer institutions. Dividend yield and return on equity are short-term measures, but if participants focus on these metrics without regard to the overall impact on our risk profile, then target regulatory ratings would likely not be met in the future.  Total shareholder return is used to measure our performance over time and combines share price appreciation and dividends paid to provide total return to the shareholder. The regulatory ratings performance metric serves as an independent measure of the overall risk level and risk management practices of the Company.  This is a key balancing factor in the incentive plan and is designed to promote strong risk management practices as well as the overall safety and soundness of the Company. The Compensation Committee believes that the overall balanced mixture of performance metrics in the incentive plans for Mr. Agee and Ms. Long are designed to reward long-term, rather than short-term, shareholder value.

The incentive plan for Ms. Butler has five equally weighted performance metrics consisting of (1) return on equity, (2) total shareholder return, (3) dividend yield, (4) audits and (5) regulatory ratings.  Each of these performance metrics, except the audit component, are the same as described above for Mr. Agee and Ms. Long.  The audit performance metric is designed to promote strong risk management

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

practices and a strong overall internal control structure. There have been no audit findings to date that require disclosure. The audit and regulatory rating performance metrics provide balance for strong risk management and internal controls against shorter-term goals for return on equity and dividend yield. The Compensation Committee believes that the overall balanced mixture of performance metrics in the incentive plan for Ms. Butler are designed to reward long-term, rather than short-term, shareholder value.

The incentive plan for Mr. Heckler consists of (1) loan volume (14% weighting), (2) deposit volume (42% weighting), (3) profitability (13% weighting), (4) customers (14% weighting), (5) employees (7% weighting) and (6) average loan yield (10% weighting). These goals relate directly to Mr. Heckler's responsibilities as Regional President and strategic goals set for his market area and his loan portfolio. In addition to these performance metrics, his incentive bonus may be reduced by penalties that apply if certain asset quality and risk management targets are not met.  For example, asset quality penalties apply if the volume of past due loans, charged off loans and criticized assets as a percent of his portfolio exceed certain internal targets. The Compensation Committee believes that the deposit volume, profitability, customer and employee performance metrics are likely to drive long-term shareholder value through growing a deposit base of customers at a reasonable cost, achievement of customer retention goals and satisfactory results from customer surveys, and retention of employees in Mr. Heckler's market.  While the loan volume and loan yield performance metrics could arguably drive short-term shareholder value, the Compensation Committee believes that the overall balanced mixture of performance metrics, together with the applicable asset quality penalties,  are designed to reward long-term shareholder value.

11.    Incentive Compensation Plan, page 8 of Definitive Proxy Statement on Schedule 14A.

You state that Mr. Heckler's bonus may be reduced if "certain asset quality factors are not met;" you also state that Mr. Heckler's bonus was reduced in 2009 due to "deductions related to personal business development goals."   Please reconcile this disclosure to the staff and clarify Mr. Heckler's compensation arrangement.  In addition, please discuss why the compensation committee chose to include this reduction provision with regard to the Chief Operating Officer and not other executive officers.

Response:  In response to the Staff's comment,  we confirm that Mr. Heckler's 2009 bonus was subject to reduction if certain asset quality factors are not met. We inadvertently indicated that his 2009 bonus was reduced because of failure to achieve personal business development goals. Specifically, Mr. Heckler's incentive bonus is subject to penalties based on the level of past due loans, charged-off loans and criticized loans as a percent of his portfolio as well as if the amount of loan documentation exceptions exceed certain internal targets and if a loan is criticized in the independent loan review process. These penalties apply only to Mr. Heckler's incentive bonus and not to the other Named Executive Officers, because they who do not have responsibilities to originate loans or manage a specific portion of the loan portfolio. These potential penalties create a deterrent so that Mr. Heckler does not attempt to increase his loan volume without considering the quality of the loans.

12.    Summary Compensation Table, page 11 of Definitive Proxy Statement on Schedule 14A.

We note the disclosure on page 9 that the compensation committee awarded Ms. Butler a discretionary cash bonus of $10,000.  We also note that the amount of this discretionary cash bonus appears to have been reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.  However, discretionary bonus cash bonus amounts should be reported in the "Bonus" column.  Refer to Regulation S-K Compliance & Disclosure Interpretation 119.01 for guidance.  Please provide proposed revised disclosure in which discretionary cash bonuses are properly reported in the "Bonus" column and confirm that future filings will be revised accordingly.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Proxy Statement, we will undertake to report discretionary cash bonuses in the "Bonus" column of the Summary Compensation Table, substantially as follows:

Name and Principal Position	Year	Salary	Bonus(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Jeffrey D. Agee Chief Executive Officer and President	2009	$206,000	$32,000	$72,163	$1,145	$26,848	$338,156
	2008	200,000	--	63,250	20,677	36,535	320,462
	2007	185,000	--	69,133	--	40,561	294,694
Laura Beth Butler Chief Financial Officer	2009	113,300	10,000	38,000	--	7,124	168,424
	2008	110,000	--	23,000	--	11,317	144,317
	2007	100,000	--	16,013	--	15,208	131,221
Katie S. Winchester Chairman	2009	200,000	--	--	3,671	32,981	236,652
	2008	200,000	--	--	119,824	44,967	364,791
	2007	280,000	--	102,200	--	47,451	429,651
Judy Long Chief Operating Officer	2009	164,800	--	57,680	1,867	24,175	248,522
	2008	160,000	--	42,550	34,780	31,658	268,988
	2007	154,260	--	57,006	--	34,994	246,260
Christian E. Heckler Southwest Market Regional President	2009	133,900	--	15,500	--	25,809	175,209
	2008	130,000	--	14,915	--	33,213	178,128
	2007	125,000	--	19,963	--	40,051	185,014

________________

(1)   Reflects a discretionary cash bonus awarded by the Compensation Committee.

13.    Item 15, Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 51..

We note the disclosure in your definitive proxy statement regarding your incentive plan compensation.  Please tell us why you have not filed this plan as an exhibit to your Form 10-K.  Alternatively, please confirm that you will file the plan as an exhibit to your future filings.  Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:  In response to the Staff's comment, in future filings, beginning with our 2011 Form 10-K, we will file as an exhibit a description of the incentive compensation plan, substantially in the form set forth in Attachment I to this letter, as this plan are not set forth in a formal document.

14.    Definitive Proxy Statement on Schedule 14A filed March 15, 2010.  Proposal I. Election of Directors.

Please revised future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director.  In response to this comment, please provide us with proposed revised disclosure.  Refer to Item 401(e) of Regulation S-K.

Response:  The Corporate Governance Committee is responsible for recommending nominees for the election of directors.  The Corporate Governance Committee considers each nominee's work experience, education, community involvement and leadership roles when determining whether the person is qualified to serve as a director. The specific attributes that the Corporate Governance Committee considered for each nominee are summarized as bullet points in the 2010 Proxy Statement on pages 2-4. In response to the Staff's comment, in future filings, beginning with our 2011 Proxy Statement, we will undertake to provide disclosure substantially similar to the information set forth in Attachment II to this letter.

Ms. Kathryn McHale
SEC Division of Corporation Finance
August 18, 2010

15.    Form 8-K filed May 18, 2010.

We note that the Form 8-K filed May 18, 2010 was not filed within four business days from the date on which the annual meeting ended.  Please confirm your understanding that Forms 8-K filed in response to Item 5.07 must be filed within four days from the date on which a meeting ends.

Response:  The Form 8-K filed on May 18, 2010 was inadvertently filed more than four days after our annual meeting of shareholders. We understand that information under Item 5.07 on Form 8-K must be filed within four business days from the date of the annual meeting. We will undertake in future filings to provide information under Item 5.07 on Form 8-K within four business days from the date of the annual meeting.

* * *

As requested, we acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact Laura Beth Butler at 731-288-4580.

Very truly yours,
/s/ JEFF AGEE                                 /s/ LAURA BETH BUTLER
Jeff Agee                                               Laura Beth Butler
Chief Executive Officer                     Chief Financial Officer

ATTACHMENT I

DESCRIPTION OF
FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES
INCENTIVE COMPENSATION PLAN
YEAR ENDED DECEMBER 31, 2009

General Provisions

This incentive compensation plan is effective for the year ended December 31, 2009 and amounts earned hereunder are payable in January, 2010. The plan is administered by the Corporate Governance Committee of the Board of Directors of First Citizens Bancshares, Inc. (the "Company") in the case of executive officers of the Company and, for all other employees, by the Incentive Committee consisting of the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Credit Officer, Bank Auditor, and Human Resources Officer. Employee incentives are contingent upon the Company attaining a minimum return on equity ("ROE") goals for the plan year. The minimum ROE required for incentive payout under this incentive compensation plan is 10%.  If an employee is terminated prior to the plan year end, any unpaid award is forfeited.  The Board of Directors may modify, suspend or terminate the plan at any time.

In addition to these general provisions, the Company has specific provisions applicable to individual job responsibilities and functions designed to promote achievement of strategic goals and to reward efficient and effective job performance.  Specific provisions applicable to Named Executive Officers, as defined in the Company's proxy statement, are summarized below.

Chief Executive Officer, Jeff Agee, and Chief Operating Officer, Judy Long

This plan provides an incentive of 25% to 50% of base salary based on performance in certain categories for the Chief Executive Officer and Chief Operating Officer. Performance is measured using a "balanced scorecard" matrix, which is aligned with the Company's strategic goals of creating long-term shareholder value and protecting the interests of the Bank's depositors.  There are five equally weighted components consisting of the following:

Performance Metric	Description
Employees

Employee turnover rates compared to peer institutions and corporate culture survey results are used to gauge achievement of goals to attract, develop and retain high quality employees in a positive corporate culture and environment.

Customers	Results from various customer surveys provide independent feedback about mission to provide an exceptional level of customer service.
Growth and Innovation

Growth and innovation drive and create long-term shareholder value. Quantitative factors include growth rates for assets, market share and referrals. Qualitative factors considered include leadership development, new projects, products or services implemented during the plan year and other accomplishments.

Shareholder Return	Shareholder return is measured by comparing the Company to peer institutions on dividend yield, return on equity and total shareholder return.
Regulatory Ratings	Consideration of regulatory ratings helps ensure balance of risk management and profitability.

Chief Financial Officer, Laura Beth Butler

The plan provides for an incentive of up to $40,000 for the Chief Financial Officer based on the following five equally weighted components:

I-1

Performance Metric	Description
Return on Equity	Return on equity is benchmarked against Southeast Bank Group Index (data provided by SNL Financial and produced by Mercer Capital's Financial Institutions Group) and must meet or exceed peer averages.
Total Shareholder Return	Total shareholder return is benchmarked against Southeast Bank Group Index and must meet or exceed peer averages.
Dividend Yield	Dividend yield is benchmarked against Southeast Bank Group Index and must meet or exceed peer averages.
Audits	Results and/or ratings of internal and external audits must be satisfactory and limited to minor findings/exceptions, if any.
Regulatory Ratings	Consideration of regulatory ratings helps ensure balance of risk management and profitability.

Southwest Market Regional President Christian E. Heckler

The plan provides for an incentive of up to $29,500 for Mr. Heckler based on the following components:

Performance Metric	Description	Weighting Factor
Loan volume goals	Loan volumes must meet or exceed internal growth goals as determined by the Chief Executive Officer and board of directors.	14%
Deposit volume goals	Total deposit and core deposit volumes must meet or exceed internal growth goals as determined by the Chief Executive Officer and board of directors.	42%
Profitability	Net interest margins and cost accounting budgets must meet or exceed internal goals as determined by the Chief Executive Officer and board of directors.	13%
Customers	Results from various customer surveys provide independent feedback about the mission to provide an exceptional level of customer service.	14%
Employees	Employee turnover rates compared to peer institutions and corporate culture survey results are used to gauge achievement of goals to attract, develop and retain high quality employees in a positive corporate culture and environment.	7%
Average Loan Yield	Average loan yield is benchmarked to Uniform Bank Performance Report and must be equal or exceed peer averages.	10%

In addition to the above components, Mr. Heckler's incentive is subject to penalties that could reduce his payout, based on the following factors:

  Excess officer portfolio past due loans as percent of total portfolio;

  Excess officer portfolio charged-off loans as percent of total portfolio;

  Excess officer portfolio criticized loans as percent of total portfolio;

  Excess loans with financial statement, credit score or documentation exceptions as percent of total portfolio;

  Excessive regulatory compliance errors for the calendar year period;

  Unsatisfactory branch internal audit ratings or findings; and

  Criticized loans identified by independent loan review process rather than Mr. Heckler.

I-2

ATTACHMENT II

NOMINEES FOR ELECTION WHOSE TERMS WILL EXPIRE IN 2013

William C. Cloar                               Age 73                                   Director Since 1991

Mr. Cloar is the owner and manager of Cloar Farms.  He retired in 1998 as Senior Vice President of Community Relations at Dyersburg Fabrics, a textile manufacturing plant.  Mr. Cloar has a bachelor's degree from Georgia Tech.  Mr. Cloar has had an active leadership role in our markets by serving as member and past president of the Dyersburg Rotary Club, President of the West Tennessee Council of the Boy Scouts of America, member of Advisory Board for Southern Region of Boy Scouts of America, and member of the Dyer County Commission Budget Committee.  Mr. Cloar has also served on the board of directors for the Dyersburg Humane Society, Dyersburg Weed and Seed Program and Dyer County Historical Society.

Given Mr. Cloar's experience in business, his demonstrated leadership in our community, and his prior participation on and contributions to the Board of Directors and the Information Technology committee of the Board, the Corporate Governance Committee nominated him for re-election to the Board.

James Daniel Carpenter                  Age 60                                   Director Since 1993

Mr. Carpenter is Managing Partner of Flatt Heating & Air Conditioning and earned a bachelor's degree from the University of Tennessee.  Mr. Carpenter previously served as Lending and Credit Manager for Dyersburg Production Credit Association and managed a farming operation for 20 years.  Mr. Carpenter has served as member of Dyer County Community Housing Board and past president of Newbern Rotary Club.

The Corporate Governance Committee nominated Mr. Carpenter based on his lending background and strong knowledge of business, including successfully operating his own business, and his prior participation on and contributions to the Board of Directors.

Richard W. Donner                           Age 59                                Director Since 1985

Mr. Donner is President of Trenton Mills, a textile manufacturing facility and attended the University of Tennessee.  Mr. Donner previously served as Vice President of Sales and Marketing at Dyersburg Fabrics.  He is also the owner/operator of a livestock farm in Dyer County.  Mr. Donner has served as chair of annual fund drives for Boy Scouts of America, Girl Scouts of America and West Tennessee Heart Fund.

The Board of Directors nominated Mr. Donner based on his strong business experience as well as his commitment to the success of the Company as shown by his 25 years of service on the Board and various committees.

Bentley F. Edwards                           Age 52                               Director Since 1997

Mr. Edwards is Chief Operating Officer Chief Operating Officer of Burks Beverage, L.P., a distributor of Dr. Pepper-Pepsi Cola products and Executive Vice President, Burks Enterprises, Inc.  Mr. Edwards has served as Past Chairman of Dyersburg/Dyer County Chamber of Commerce, Partner of Pennwards Associates, LP, and Partner, Green Village Partners, LP.  He has also served as Chairman of Beverage Association of Tennessee, Past President & Member of Dyersburg Kiwanis Club, and Vice-Chair of Dyersburg/Dyer County Chamber of Commerce Retail Development.

The Corporate Governance Committee nominated Mr. Edwards for re-election to the Board of Directors based on his experience in business operations, commitment to our community, and prior participation on and contributions to the Board and Audit Committee.

Ralph E. Henson                 Age 68                                   Director Since 1997

Mr. Henson serves as Executive Vice President of the Bank.  He previously served as Chief Credit Officer of the Bank from February 1993 to December 31, 2006, at which time he transitioned to part-time employment.  Mr. Henson holds a bachelor's degree in Agriculture from the University of Tennessee and has over forty-five years of experience in commercial banking.  He has also served as Managing Partner of a commercial real estate company.  He has also served as member of Dyer County Commission for 27 years (Chairman of Finance Committee), Wesley Homes - Dyersburg, Board of Directors and Northwest Tennessee Regional Port Authority Board of Directors.

The Corporate Governance Committee nominated Mr. Henson because of his extensive experience in commercial lending and real estate as well as his contributions to our success, demonstrated by his many years of service to the Company as an employee and director.

Stallings Lipford                                Age 81                   Director Since 1960

Mr. Lipford serves as Chairman Emeritus of the Board of the Bank and the Company. He previously served as Chairman of the Board of the Company and the Bank from February 1984 to April 2005.  He is also former President, CEO and Chairman of the Bank and the Company.  He is the former Chairman of Dyer County Industrial Board and served two three-year terms on the Board of the Federal Reserve Bank of St. Louis, Memphis Branch.

The Corporate Governance Committee nominated Mr. Lipford for re-election to the Board based on his long-term commitment and contribution to our success. His experience and expertise in business development have been a valuable asset to the Board.

Larry S. White                                    Age 61                   Director Since 1997

Mr. White is President of White & Associates Insurance Agency, Inc., a general insurance agency offering all lines of insurance and Managing Partner of First Citizens/White & Associates Insurance Company, LLC (50% owned subsidiary of the Bank).  He earned a bachelor's degree in Business from the University of Tennessee.  He is President of Home Health Company and serves on Dyersburg State Community College Foundation Board and Dyersburg/Dyer County Chamber of Commerce Board.  He is Past President & Member of Dyersburg Rotary Club and Past President of Dyersburg Lions Club.  He has also served as Chairman as Dyersburg Regional Medical Center.

Mr. White has extensive business knowledge and experience in the insurance industry and experience serving on other boards of directors.  The Corporate Governance Committee nominated Mr. White based on his commitment to our success through service as Managing Partner of the Bank's 50% owned insurance subsidiary and prior participation on and contributions to the Board and its committees.

INCUMBENTS WHOSE TERMS WILL EXPIRE IN 2012

Jeffrey D. Agee                                   Age 49                   Director Since 2005

Mr. Agee serves as President and CEO of the Bank and the Company. He previously served as Executive Vice President and CFO of the Bank and Vice President and CFO of the Company from August 1999 to June 2004.  Mr. Agee holds a bachelor's degree in Accounting from the University of Tennessee and is a graduate of ABA Stonier Graduate School of Banking at Georgetown University and of BAI School of Bank Administration at University of Wisconsin.  He is also a Certified Public Accountant and certified through FINRA as holder of a Series 27 Broker's license.  He serves as Financial and Operations Principal of First Citizens Financial Plus, Inc. (wholly owned subsidiary of the Bank) and demonstrates an understanding of SEC rules and regulations, internal controls and financial reporting.  He also currently serves on Boards of Directors of thirteen community and professional organizations.

Given Mr. Agee's experience in banking, his strong financial background, his commitment to our community, and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election to the Board.

Eddie Eugene Anderson                   Age 62                   Director Since 1984

Mr. Anderson is owner and operator of Anderson Farms and attended the University of Tennessee.  He is Member and Chairman of Board of Dyer County Fair Association and Vice Chairman of Agriculture Dyersburg/Dyer Chamber of Commerce.  He has also served as Past Chairman of Dyersburg/Dyer County Chamber of Commerce.

Given Mr. Anderson's more than 25 years of service on the Board and its committees, his commitment to our success and his service on other boards, the Corporate Governance Committee nominated him for re-election to the Board.

Christian E. Heckler                         Age 42                   Director Since 2006

Mr. Heckler was appointed Regional President of the Southwest Region for the Bank in April 2006. He previously served as Community Bank President and Commercial Lender from 2002 to April 2006. Mr. Heckler earned a bachelor's degree in Business Administration from the University of Tennessee.  He also served as Vice President/Commercial Lending for Renasant Bank from 2000 to 2003 and Vice President/Commercial Lending of Trustmark National Bank from 1998 to 2000.  He has also served on the Board of Directors for Millington YMCA, Advisory Board for Covington Heart to Heart and Past Chairman of Covington Heart to Heart Annual Fund Campaign.  He is a member of Millington Rotary Club.

The Corporate Governance Committee nominated Mr. Heckler because of his experience in banking, commercial lending and business development as well as his prior participation on and contributions to the Board and its committees.

Barry T. Ladd                                    Age 69                   Director Since 1996

Mr. Ladd is retired and previously served as Executive Vice President and Chief Administrative Officer of the Company and the Bank from January 1996 to December 31, 2006.  Prior to service as Executive Vice President of the Bank, he also served as Branch Manager & Lending Officer of the Bank and as Commercial Lending Officer of the Bank.  He earned a bachelor's degree and master's degree in business from the University of Tennessee.  He is a graduate of School of Banking of the South.  He also previously served as Technical Representative for Shell Chemical Company, Account Production Officer for Security Bank and as Partner in family farming/cattle operation business.  He has served as Chairman of Newbern Industrial Board and on the Newbern Housing Authority Board and Dyer County Community Housing Board.

The Corporate Governance Committee nominated Mr. Ladd for re-election to the Board based on his extensive banking knowledge and experience in commercial lending, business development and operations of the Bank as well as his prior participation on and contributions to the Board and its committees.

John M. Lannom                                Age 56                   Director Since 1999

Mr. Lannon is an attorney in private legal practice in Dyersburg, Tennessee. He also serves as Board Chairman and Chief Executive Officer of Forcum Lannom, Incorporated.  He earned a bachelor's degree from Vanderbilt University and his law degree from University of Memphis, School of Law.  He also serves as Secretary of Forcum Lannom Contractors, LLC and on the Boards of Directors for Dyer County Adult Education, Dyersburg State Community College Foundation Board, Dyer County United Way and Dyersburg\Dyer County Chamber of Commerce.  He is also Past Chairman of Dyersburg/Dyer County Chamber of Commerce.

The Corporate Governance Committee nominated Mr. Lannom because of his extensive legal background and executive decision-making and risk assessment skills. He has also served on the boards of other corporations and charitable organizations.

Milton E. Magee                                 Age 73                   Director Since 1969

Mr. Magee is retired from Chic Farm Co., a general farming operation. He is Partner of Magee and Taylor, FLP, and J&M FLP.  He earned a bachelor's degree in Agriculture from University of Tennessee.  He is a member and Chairman of Dyer County Commission.  He has also served on the Finance Committee of Dyer County Commission.  He is a member of the Board of Directors of Baptist Memorial Health Care Corporation in Memphis, Tennessee and has served as Past and Incoming Chairman of that corporation.

The Corporate Governance Committee nominated Mr. Magee for re-election to the board as he brings leadership, business knowledge and executive decision-making skills to the Board through his over 40 years of service on the Board as well as service on other boards.

G. W. Smitheal                                    Age 54                   Director Since 1993

Mr. Smitheal is Managing Partner of Smitheal Farm & Biesel and Smitheal Cattle Company.  He earned a bachelor's degree in Agriculture and Economics from University of Tennessee.  He serves as Treasurer of Farming Partnership and served on the Advisory Board for Boy Scout Troop 88 and participated in the Annual Fund Drive for West Tennessee Area Council of Boy Scouts of America.

Mr. Smitheal brings entrepreneurial and business building skills and experience to the Board, having successfully managed his own business. His expertise in agriculture is also helpful given the size of the Bank's agricultural loan portfolio. Based on Mr. Smitheal's business experience and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election to the Board.

NOMINEES FOR ELECTION WHOSE TERMS WILL EXPIRE IN 2011

J. Walter Bradshaw                          Age 48                   Director Since 1993

Mr. Bradshaw is Managing Partner and Director of Bradshaw & Co. Insurors, an independent insurance agency.  Mr. Bradshaw holds a bachelor's degree from University of Tennessee and law degree from the University of Memphis School of Law.  He has served as Past Chairman of Dyersburg/ Dyer County Chamber of Commerce and is on the Board of Directors for Dyersburg Electric System.  He is Past President of Dyersburg Rotary Club, member & Past President of Dyer County Fair Association and President of Insurors of Tennessee.

Mr. Bradshaw brings strong and broad financial services experience to the Board as well as an understanding of our business and operations.  Based on this experience and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election to the Board.

Larry W. Gibson                                Age 63                   Director Since 1995

Mr. Gibson is Owner and President of Roberts-Gibson, Inc., gasoline jobber company  He is Past President & Co-Chair of Executive Committee for Dyer County Fair Board and has served on the Tennessee State Fair Board of Directors.  He is Past President of Tennessee State Fair Association and Past President of Dyer County Young Farmers & Homemakers.  He has also previously served on Foundation Board of Dyersburg State Community College and is former member Dyersburg/Dyer County Chamber of Commerce Board of Directors.

Mr. Gibson brings entrepreneurial and business building skills and experience to the Board, having successfully managed his own business and served on other boards.  Based on this experience and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election to the Board.

Allen G. Searcy                                   Age 68                   Director Since 1999

Mr. Seacry is Secretary of Allen Searcy Builder-Contractor, Inc., President of Crestwood Development Corporation, Vice President of Building Solutions, Inc., Partner, Allen's Building Materials, Inc. and owner in Latimer & Searcy Investments, Inc.-Commercial & Residential Properties.  Mr. Searcy attended the University of Tennessee.

Mr. Searcy brings executive decision-making, leadership and risk assessment skills to the Board as a result of his experience in the construction industry.  His experience in real estate development and construction is especially important to the Board as we manage through the current economic recession, much of which is real estate driven.  Based on this experience and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election.

 David R. Taylor                                 Age 63                   Director Since 1997

Mr. Taylor is Chairman and CEO of Forcum-Lannom Contractors, LLC a company of engineers, contractors and developers. He holds a bachelor's degree in Civil Engineering from the University of Tennessee.  He previously served as President & CEO from 1993 to 2003 of CENTEX/FORCUM LANNOM and President & CEO from 2003 to 2008 of Forcum Lannom Contractors, LLC.  He has served as Past Chairman of Dyersburg/Dyer County Chamber of Commerce, Vice- Chairman of Dyersburg/Dyer County Chamber of Commerce, Industrial & Economic Development, member of Dyersburg State Community College Foundation Board, Chairman of Investment Committee for DSCC Foundation Board member of Dyer County United Way Board of Directors, Past Chairman of Dyer County United Way,  Past President for Tennessee Society of Professional Engineers, and Past President of West Tennessee Area Council, Boy Scouts of America.

The Corporate Governance Committee nominated Mr. Taylor for re-election to the Board based on his experience in leadership, strategic planning, executive decision-making and risk assessment through his roles in business and on other boards.

Dwight Steven Williams                   Age 54                   Director Since 1991

Mr. Williams is Owner and President of Johnson-Williams Funeral Home and Partner in West TN Golf, LLC.  He holds a Bachelor's degree in Agriculture Business from the University of Tennessee and a B.A. in Mortuary Science from Northwest Mississippi School of Mortuary Science.  He is State Board Certification as licensed Funeral Director and Embalmer.  He is Manager of farming operation and land management.

Mr. Williams brings entrepreneurial and business building skills and experience to the Board, having successfully managed his own business.  Based on this experience and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election to the Board.

Katie S. Winchester                           Age 69                   Director Since 1990

Ms. Winchester serves as Chairman of the Company and the Bank.  She previously served as President of the Company and the Bank from 1992 to 2006 and CEO and Vice Chairman of the Company and the Bank from 1996 to April 2007.  She serves as Chairman of the Tennessee Higher Education Commission and Chairman of Baptist Memorial Health Care Corporation in Memphis, Tennessee.  She also serves as Chairman of Dunagan Chair of Banking for the University of Tennessee at Martin.  She served as a Member Federal Advisory Council for the Federal Reserve Board in Washington, D.C. in 2000, 2001 and 2002.  She is also a member of the Board of Directors for Dyersburg State Community College Foundation Board, United Way of Dyer County, Dyer County Adult Education and Tennessee Vocational Rehabilitation (Dyersburg).

As our previous Chief Executive Officer, Ms. Winchester brings deep institutional knowledge and perspective to the Board regarding our strengths, challenges and opportunities.  She also provides governance and community-service skills and experience gained through her service on the board of various companies and charities.  Based on this experience and her prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated her for re-election to the Board.

Joe Yates                                              Age 47                   Director Since 2005

Mr. Yates is President and CEO of General Appliance and Furniture Company, a retail furniture and appliance outlet.  He earned a bachelor's degree in business from the University of Tennessee and is Past Chairman of Dyersburg/Dyer County Chamber of Commerce.  He has also served as Chairman of Dyersburg City Schools Board, member of Chairman of Dyersburg Downtown Association, and member of Board of Directors for Dyersburg/Dyer County Chamber of Commerce.

Mr. Yates brings business management skills and experience to the Board having successfully managed his own business.  Based on this experience and his prior participation on and contributions to the Board and its committees, the Corporate Governance Committee nominated him for re-election to the Board.